Waldencast Announces Completion of the Sale of Obagi Medical to Bridgepoint
July 30, 2026

LONDON, July 30, 2026 (GLOBE NEWSWIRE) -- Waldencast plc (NASDAQ: WALD) (“Waldencast” or “the Company”) today announced that it completed the previously announced sale of its Obagi Medical dermatological skincare and aesthetics business (“Obagi Medical”) to Bridgepoint, one of the world's leading mid-market investors, in a transaction valued at up to $460 million (subject to negotiated deductions and customary adjustments based on closing cash, closing indebtedness, net working capital and transaction expenses), marking a significant step in Waldencast’s strategy to strengthen its balance sheet and focus on accelerating the global growth of Milk Makeup.
As previously announced, in conjunction with the closing of the transaction, Waldencast repaid all of its outstanding senior term loan facility and will continue to invest in its remaining brand, Milk Makeup, as a leading color cosmetics business, under the leadership of President and Co-Founder Mazdack Rassi, and oversight from Executive Chairman, Felipe Dutra. Any further allocation of transaction proceeds remains subject to review by the Board of Directors of the Company.
In connection with the closing, Waldencast founders Michel Brousset and Hind Sebti, along with Chief Financial Officer, Manuel Manfredi, will transition from the Company to lead Obagi Medical in partnership with Bridgepoint. Felipe Dutra, Executive Chairman of the Board, will serve as the Company’s principal executive officer and principal financial officer.
About Waldencast
Waldencast plc (NASDAQ: WALD) is the parent company of Milk Makeup, the clean prestige beauty brand born from the creative community of Milk Studios in downtown New York City. Founded in 2016, Milk Makeup is built on the values of self-expression and inclusion, captured by its signature "Live Your Look," and creates vegan, cruelty-free, clean formulas across a portfolio of hero franchises. Milk Makeup is available through milkmakeup.com and retail partners including Sephora, Ulta Beauty and Amazon Premium Beauty in the U.S., and select retailers internationally. For more information, please visit: www.milkmakeup.com.
Forward-Looking Statements

Statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding the intended benefits of the transaction and future strategies that may be pursued by the Company. These forward-looking statements generally are identified by the words “intends,” “may,” “will,” “future” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the Company that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.
Important factors, among others, that may affect actual results or outcomes include, but are not limited to: (1) the inability to recognize the anticipated benefits of the transaction; (2) the total consideration payable in connection with the transaction may be reduced due to the vendor notes that form part of the transaction consideration payable to the Company, the earnout not being achieved and other factors relating to the transaction; (3) the potential inability of the Company to effectively manage operations, retain key clients or maintain existing levels of performance in their absence; (4) the general impact of geopolitical events, including the impact of current wars, conflicts and other hostilities; (5) the overall economic and market conditions and other information about the Company’s possible or assumed future results of operations or performance; (6) changes in general economic conditions; (7) the impact of any international trade or foreign exchange restrictions, the imposition of new or increased tariffs, foreign currency exchange fluctuations; and (8) the ability to implement the Company’s strategic initiatives and continue to innovate its existing products and anticipate and respond to market trends and changes in consumer preferences. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026, or in other documents that may be filed or furnished by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Waldencast Contact
Investors ICR Allison Malkin waldencastir@icrinc.com
Media ICR Brittany Fraser waldencastpr@icrinc.com